UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TELECOM ARGENTINA S.A.
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386 March 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Telecom Italia S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 52,366,2421
	9 .	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 52,366,2421
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,366,242
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Instructions) 10.89%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. (“Sofora”), TAR (as defined below) and other subsidiaries.

2

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Telecom Italia International N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (See Instructions)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 52,366,2422
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 52,366,2422
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,366,242
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.89%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A.,  exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora, TAR (as defined below) and other subsidiaries.

3

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Sofora Telecomunicaciones S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,832,4083
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 36,832,4083
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A. (“Nortel”).

4

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Nortel Inversora S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,832,408
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 36,832,408
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

5

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011 and October 31, 2011 (the “Schedule 13D”) with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”).  The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 3 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction

Inversiones Milano S.A., currently in the process of being renamed Tierra Argentea S.A. (“TAR”), an Argentinean corporation, is the owner of 15,533,834 Shares. In addition, TAR owns 2,351,752 American Depositary Shares, representing 117,588 class B preferred shares, without voting rights, of Nortel (the “Nortel Preferred Shares”). Telecom Italia International N.V. (“TII”) holds 90% of the shares of TAR and TI holds the remaining 10%.

On March 29, 2012, TAR executed a letter of undertaking, addressed to and accepted by TI, TII, W de Argentina – Inversiones S.L., Los W S.A., Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein (the “Letter of Undertaking”) in relation to the 2010 Amended and Restated Shareholders’ Agreement dated August 5, 2010 and amended on October 13, 2010 and March 9, 2011, regulating among other things the exercise of voting rights over the Shares (the “Shareholders Agreement”). For more information on the Letter of Undertaking, please see Item 6 below.

As disclosed previously, TI, TII or one of their subsidiaries or affiliates may at any time, if and when opportunities arise, make further purchases of equity interests in Sofora, Nortel or the Issuer through open market or privately negotiated transactions or otherwise, which may further increase their direct or indirect stake in the Issuer.

Except as set forth herein and in the Schedule 13D, none of TI, TII, Sofora or Nortel has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information.

As described in Item 4 above, the Letter of Undertaking relates to the exercise by TAR of its voting rights over its Shares and Nortel Preferred Shares. Under the Letter of Undertaking, TAR has agreed to exercise its voting rights over its Shares and Nortel Preferred Shares in coherence with the exercise by TI and TII of their voting rights as shareholders of Sofora and indirect shareholders of Nortel, the Issuer and any of its subsidiaries. In addition, TAR agreed to (i) be bound by Article 17.1 of the Shareholders Agreement, providing for each party thereto (A) to disclose to the other parties any contractual arrangement with any shareholder of any company of the Issuer’s group, and (B) not to enter into any other arrangement with any person or entity with respect to the exercise of governance rights in the Issuer’s group, and (ii) promptly notify in writing to the addressees of the Letter of Undertaking any change of control over TAR.

The Letter of Undertaking will remain in force until the earliest of: (i) a third party, other than a member of the TI group, acquiring control over TAR; (ii) Telefonica S.A. ceasing to hold control over its controlled companies in Argentina and an interest in TI with governance rights similar to those it currently holds; or (iii) elapse or termination of the Shareholders Agreement.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 1: Letter of undertaking dated March 29, 2012 of TAR, accepted by Telecom Italia S.p.A., Telecom Italia International N.V., W de Argentina – Inversiones S.L., Los W S.A., Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2012
Date

/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

April 2, 2012
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

April 2, 2012
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

April 2, 2012
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors NORTEL INVERSORA S.A